Joinder Agreement to the Contractual Arrangements

This Joinder Agreement to the Contractual Arrangements (this “Agreement”) was executed on January 19, 2021 by and among the following parties:
(1)Chen Yan, a Chinese citizen, ID No.: [***] (the “New Shareholder”);
(2)Shanghai Zhaoyan Network Technology Co., Ltd., a limited liability company duly registered and validly existing under PRC laws, with its unified social credit code of 91310110093802968T (the “Company”);
(3)Dayin Network Technology (Shanghai) Co., Ltd., a limited liability company duly registered and validly existing under PRC laws, with its unified social credit code of 913101153326965852 (the “WFOE”).
Whereas:
(1)The Company, all of its shareholders, and the WFOE, entered into a complete set of contractual arrangements on June 18, 2015, including exclusive technology consulting and services agreement, voting rights proxy agreement, share pledge agreement, and exclusive option agreement (collectively referred to as the “Contractual Arrangements”).

(2)Wenjing Ma, the original shareholder, transferred all her shares of the Company to the New Shareholder on January 19, 2021, and completed corresponding transferal registration procedures on the execution date of this Agreement. After the equity transfer is completed, the New Shareholder will hold 10% of Company’s equity. In accordance with the requirements of Contractual Arrangements, the transferee and the successor of the Company’s shares shall agree to the restrictions, obligations and responsibilities of the original shareholder under the Contractual Arrangements.
In view of this, the New Shareholder is willing to voluntarily join the Contractual Arrangements and replace the original shareholder, Wenjing Ma, as a party to the Contractual Arrangements, fulfill provisions of the Contractual Arrangements, and assume corresponding responsibilities.
1.The New Shareholder confirms to voluntarily and automatically join each agreement under the Contractual Arrangements and accepts legal covenants thereunder when the equity transfer from the original shareholder to the New Shareholder becomes effective.

2.The New Shareholder promises to fully perform each agreement under the Contractual Arrangements and assumes corresponding obligations and responsibilities.

3.The Company and the WFOE hereby agree that the New Shareholder joins the Contractual Arrangements, and all parties will perform their corresponding responsibilities strictly in accordance with each agreement under the Contractual Arrangements.

4.This Agreement shall be regarded as an amendment to the Contractual Arrangements. If there is any inconsistency between this Agreement and the Contractual Arrangements, the amended content in this Agreement shall prevail; and original content of the Contractual Arrangements shall prevail for matters not amended in this Agreement.

5.This Agreement is valid for all parties from the execution date. This Agreement is in one copy and kept by the WFOE.

6.This Agreement is governed by laws stipulated in the Contractual Arrangements and shall be interpreted thereby, and any disputes shall be settled in accordance as stipulated in the Contractual Arrangements.

[Signature page follows.]

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Yan Chen
Signature: /s/ Yan Chen

Company: Shanghai Zhaoyan Network Technology Co., Ltd. (Seal)

WFOE: Dayin Network Technology (Shanghai) Co., Ltd. (Seal)